District South Joins The Real Brokerage

The top-producing Acadiana team brings 40 agents, bolstering Real's presence in Louisiana

TORONTO & NEW YORK - September 19, 2023 -- The Real Brokerage Inc. (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, announced today that District South Real Estate Co., the Lafayette-based team serving Louisiana's Acadiana region, is the latest top-producing team to join the company. Led by Carrie Théard and Sean Hettich, District South brings 40 agents to Real. With the addition of District South, The Real Brokerage total agent count now exceeds 12,000.

"We are excited to welcome Carrie, Sean and the entire District South team to Real," said Real President Sharran Srivatsaa. "Carrie and Sean share Real's 'Work Hard. Be Kind.' mindset attracting top producers to their team who distinguish themselves through their professionalism and commitment to giving back to their community."

After successful careers independently - Théard at a local boutique and Hettich as a top producer at a global brokerage - the pair joined forces in 2017 to form District South as a way to combine the best of what both business models have to offer. Since that time both have continued to rank among the state's top-producing agents. District South has ranked among the top-producing teams in Louisiana, recording the highest per agent sales of any firm for the past five years. In 2022, District South completed 960 transactions, totaling nearly $252 million in sales.

"By joining Real, we are once again blending the best of both worlds," Théard said. "Real offers us the opportunity to continue to offer what our agents value most, while also providing opportunities for building wealth long-term."

Hettich said, "Real's forward-thinking revenue model and culture of professionalism are what drew us in. CEO Tamir Poleg's vision of agent quality and high professionalism mirrored what we have already achieved at the local level with District South. We love that our agents are now co-owners with us and we can grow our careers together."

About Real

The Real Brokerage Inc. (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 48 states, D.C., and four Canadian provinces with more than 12,000 agents. Additional information can be found on its website at www.onereal.com.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's ability to continue to attract agents.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and Real's ability to attract new agents and retain current agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries, please contact:

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221